Analytical Surveys, Inc.

August 6, 2007

Via Facsimile (202) 772-9210 and EDGAR
Ms. Yolanda Crittendon
Division of Corporation Finance
Securities & Exchange Commission
Mail Stop 4561
100 F. Street NE
Washington, D.C. 20549

Re:	Analytical Surveys, Inc.
Form 8-K, Item 4.01, File No. 000-13111
Filed August 3, 2007

Dear Ms. Crittendon:

This letter responds to the Staff’s comment letter of August 6 2007, relating to Form 8-K (File No. 000-13111), which was filed with the Commission by the Company on August 3, 2007. Capitalized terms used but not defined herein have the meanings that are in the Registration Statement. All information in this response was provided to us by the Company.

We respectfully request that the appropriate members of the Staff review our responses as reflected in this letter at their earliest convenience and advise us as to further comments, if any, as soon as possible.

Form 8-K, Item 4.01

1.
The disclosure should state whether during the registrant’s two most recent fiscal years and any subsequent interim periods during the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreements(s) in connection with its reports. In the event of the disagreement(s) and/or reportable events(s), provide the specific disclosures required by Item 304(a)(l)(iv) and (v) of Regulation S-K.

Response: The Company respectfully submits that during the Registrant’s two most fiscal years and the interim periods subsequent to September 30, 2006, and through the dismissal of Pannell Kerr Forster of Texas, LP (“(PKF”) on July 30, 2007, there were no disagreements between the Company and PKF on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PKF's satisfaction, would have caused it to make reference to the subject matter of the disagreements in connection with its report. The Company will amend its filing accordingly. A draft of the amended filing will be to you via facsimile.

2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the Statements made in you revised Form 8-K.

Response: The Company will obtain and file an updated Exhibit 16 letter accordingly.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and
•	The Company may not assert staff comments as a defense in all proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               Very truly yours,

Analytical Surveys, Inc.

By:	/s/ Lori Jones
Lori Jones
Chief Executive Officer

8610 N. New Braunfels, Suite 205 — San Antonio, TX 78217
Phone: 210-657-1500 — Fax: 210-824-8750